Exhibit 3.1

AMENDMENT NO. 1
TO
SECOND AMENDED AND RESTATED BYLAWS
OF
LIFEWAY FOODS, INC.

These Second Amended and Restated Bylaws (the “Bylaws”) of Lifeway Foods, Inc. (the “Corporation”) are hereby amended as of October 29, 2025 by the Board of Directors of the Corporation (the “Board of Directors”).

WHEREAS, the Corporation has heretofore been formed as a corporation under the Illinois Business Corporation Act of 1983 (805 ILCS § 5/1.01, et seq.), as amended, pursuant to the Articles of Incorporation filed in the office of the Illinois Secretary of State on May 19, 1986, and thereafter amended; and

WHEREAS, the Board of Directors desires to amend the Bylaws of the Corporation as set forth below; and

WHEREAS, the Board of Directors has the authority to amend the Bylaws pursuant to Section 12.1 thereof.

NOW THEREFORE, the Board of Directors hereby amends the Bylaws as follows:

Section 3.2 shall be revised to add the following provisions:

“3.2 Number, Tenure and Qualifications. The number of directors shall be no less than five (5) and no more than ten (10). The exact number of directors within the limitations specified in the preceding sentence shall be fixed from time to time by resolution of the Board. Each director shall hold office until the next annual meeting of shareholders; or until his or her successor shall have been elected and qualified. Directors need not be residents of Illinois or shareholders of the corporation. No decrease in the number of directors on the Board shall have the effect of shortening the term of any incumbent director.”

In all respects not amended, the Bylaws are hereby ratified and confirmed and remain in full force and effect.